ASL CAPITAL MARKETS INC.
(SEC I.D. No 8-69872)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report has been filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-69872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ASL CAPITAL MARKETS INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 SUMMER STREET, SUITE 402
(No. and Street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT K. TUITE	203-388-2955	ROBERT.TUITE@ASLCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

300 1ST STAMFORD PLACE	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ROBERT K. TUITE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ASL CAPITAL MARKETS INC., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and Sworn to me August 27, 2024

Signature: [signature]

Title: CHIEF FINANCIAL OFFICER

[signature]
Notary Public

Michael Fleischer
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASL CAPITAL MARKETS INC.

TABLE OF CONTENTS



Ernst &Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of ASL Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ASL Capital Markets Inc. (the Company) as of June 30, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

August 27, 2024

ASL CAPITAL MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2024

ASSETS

Cash and cash equivalents	$	13,652,124
Receivables from brokers, dealers, clearing organizations and others		226,967,810
Securities purchased under agreements to resell		32,652,364,338
Financial instruments owned, at fair value		5,849,280,761
Furniture, equipment, leasehold improvements and software (net of accumulated depreciation and amortization of $1,110,987)		392,543
Deferred tax assets		127,000
Other assets		4,536,320
Total assets	$	38,747,320,896

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Payables to brokers, dealers, clearing organizations and others	$	154,715,720
Securities sold under agreements to repurchase		37,328,426,208
Financial instruments sold, not yet purchased, at fair value		1,088,917,985
Payable to Parent		633,036
Accounts payable, accrued expenses and other liabilities		3,106,725
Total liabilities		38,575,799,674
Stockholder's equity		171,521,222
Total liabilities and stockholder's equity	$	38,747,320,896

See accompanying notes to Statement of Financial Condition.

ASL CAPITAL MARKETS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2024

---

1. **ORGANIZATION AND NATURE OF BUSINESS**

   ASL Capital Markets Inc. (the "Company") is a wholly-owned subsidiary of Aladin Secured Lending, Inc. (the "Parent"). The Company is organized as a Delaware corporation. The Company was formed to create and manage a matched book of repurchase and reverse repurchase transactions collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities on a self-clearing basis. The Company also trades in U.S. Treasury and U.S. Agency securities as principal.

   The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is currently a registered broker-dealer in fifty U.S. states and territories. The Company is a clearing member of the Government Securities Division ("GSD") of the Fixed Income Clearing Corporation ("FICC"). The Company operates in one segment.

   On April 4, 2022, the Company was designated a primary dealer with the Federal Reserve Bank of New York ("New York Fed"). In this capacity along with other primary dealers, the Company serves as a counterparty to the New York Fed in open-market operations, bids for its pro-rata share of Treasury auctions, and provides analysis and market intelligence to trading desks at the New York Fed.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation/Use of Estimates — The accompanying Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). These principles require management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities at the date the Statement of Financial Condition has been issued. Actual results could differ from those estimates.

   Cash and Cash Equivalents — The Company considers temporary, highly-liquid investments with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2024.

   Collateralized Agreements — Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities and are recorded at their contracted resale or repurchase amount, plus accrued interest. The Company nets certain reverse repos and repos with the same counterparty and maturity date in the accompanying Statement of Financial Condition where net presentation is permitted under U.S. GAAP. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related reverse repo or repo balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Counterparties are principally Real Estate Investment Trusts ("REITs"), broker-dealers, hedge funds and other financial institutions. Any accrued interest receivable and accrued interest payable on outstanding reverse repurchase and repurchase transactions are included in Securities purchased under agreements to resell, or Securities sold under agreements to repurchase, accordingly, in the Statement of Financial Condition.

Securities borrowed and securities loaned result from transactions with other financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the counterparty to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At June 30, 2024, all securities borrowed and securities loaned transactions were executed on an overnight basis.

The amounts reported for collateralized agreements approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value — Financial instruments owned and financial instruments sold, not yet purchased, are recorded on trade date at fair value. Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value consist primarily of proprietary securities and are recorded on a trade date basis. These securities are stated at fair value in the Statement of Financial Condition. Accrued interest receivable and payable on these securities is recorded in Financial instruments owned, at fair value, or Financial instruments sold, not yet purchased, at fair value in the Statement of Financial Condition.

Credit Losses on Financial Assets - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended June 30, 2024, and the calculation did not have a material impact on its Statement of Financial Condition. The Company continually reviews the credit quality of its counterparties and has not experienced any defaults.

Depreciation and Amortization — Furniture, equipment, leasehold improvements and software are carried at cost less accumulated depreciation and amortization. Office equipment is depreciated using the straight-line method over a useful life of five to seven years. Furniture and fixtures are depreciated using the straight-line method over a useful life of seven years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or estimated useful life, whichever is shorter. Software is amortized on a straight-line basis over a useful life of 36 months.

Income Taxes — The Company files a consolidated U.S. income tax return and combined or consolidated Connecticut, Florida, Massachusetts, New York, New York City and New Jersey income tax returns with the Parent. The Company's income tax provision is calculated and recorded in accordance with a tax sharing agreement with the Parent that is based on separate company reporting as if the Company were to file its income tax returns on a stand-alone basis for all tax jurisdictions where it has nexus. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets ("DTAs") and liabilities ("DTLs") for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, DTAs and DTLs are determined on the basis of the differences between the financial statement

and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date. The Company recognizes DTAs to the extent that management believes these assets are "more-likely-than-not" to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would not be able to realize its DTAs in the future, a valuation allowance ("VA") would be established against the DTAs.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties are included within Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

In accordance with the tax sharing agreement between the Company and its Parent, in the case that the calculation of taxable income for the Company results in a net operating loss, the Company is entitled to a refund from Parent in the amount equal to the amount by which the net operating loss reduces the amount of tax the that would be imposed (i.e. the "income tax benefit value") on the Parent in filing of its consolidated federal and state tax returns. In this event, a computed net operating loss for the Company is recorded as a receivable from Parent and a reduction to current tax expense when the collectability of such receivable is deemed to be realizable.

3.   **NEW ACCOUNTING STANDARDS**

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative* ("ASU 2023-06"). On August 17, 2018, the SEC issued Release No. 33-10532, *Disclosure Update and Simplification*, in which the SEC referred to the FASB certain of its disclosure requirements that overlap with, but require incremental information to, GAAP for potential incorporation into the Codification. The amendments of ASU 2023-06 are the result of the FASB's decision to incorporate into the Codification fourteen of twenty-seven disclosures referred by the SEC. The amendments in this ASU modify the disclosure or presentation requirements of a variety of topics in the Codification and represent changes to clarify or improve disclosure and presentation requirements. The effective date for each amendment will be two years after the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently evaluating the impact that this guidance will have on its Statement of Financial Condition and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit and loss. The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing

segment performance and deciding how to allocate resources. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact that this guidance will have on its disclosures.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). This ASU is intended to enhance the transparency and decision usefulness of income tax disclosures by addressing investor requests for improvements primarily related to the rate reconciliation and income taxes paid information. The amendments in ASU 2023-09 require consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, with early adoption permitted for annual Statement of Financial Condition that has not yet been issued or made available for issuance. The Company is currently evaluating the impact that this guidance will have on its Statement of Financial Condition and related disclosures.

4. CASH AND CASH EQUIVALENTS

Cash consists of cash held at two large unaffiliated financial institutions, and a portion of the cash balance exceeds the Federal depository insurance coverage limit at June 30, 2024. As of June 30, 2024, the Company's cash balance amounted to $13,652,124.

5. RECEIVABLES AND PAYABLES

Receivables from Brokers, Dealers, Clearing Organizations and Others and Payables to Brokers, Dealers, Clearing Organizations and Others

Receivables from brokers, dealers, clearing organizations and others consist primarily of amounts due from a futures commission merchant ("FCM") clearing broker and receivables from counterparties other than reverse repo balances. Amounts receivable from brokers, dealers, clearing organizations and others as of June 30, 2024, includes amounts due from trades pending settlement of $220,715,375 and FCM clearing broker of $6,182,381.

Payables to brokers, dealers, clearing organizations and others at June 30, 2024, consist primarily of broker fails to receive of $42,841,425, other counterparty fails to receive of $105,790,485, and amounts due to FICC of $6,081,052.

6. COLLATERALIZED TRANSACTIONS

The Company enters into reverse repo and repo, and securities borrowed and lending transactions to engage in U.S. Agency mortgage-backed and U.S. Treasury matched book trading activities. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. These agreements provide the Company with the right, in the event of default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by

the counterparty. The legal enforceability of the agreements are taken into account in the Company's risk management practices and application of counterparty credit limits. The Company also monitors the fair value of the securities purchased under agreements to resell and securities sold under agreements to repurchase and securities borrowed and lending on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

The Company receives cash or securities as collateral under reverse repo and repo, and securities borrowed and lending agreements. In many instances, the Company is permitted by contract to re-hypothecate the securities received as collateral. These securities are used to secure repos and securities loaned. At June 30, 2024, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was $75.5 billion, which was substantially rehypothecated to third parties. Included in Securities purchased under agreements to resell are $15.1 billion in General Collateralized Financings ("GCF") reverse repo trades done with FICC.

Approximately 96.2% of our collateralized transactions have maturities of three months or less as of June 30, 2024, with the remaining transactions having maturities of up to eight months.

The following table presents information about the offsetting of reverse repos and repos, securities borrowed and loaned and related collateral amounts as of June 30, 2024:

	Gross Amounts (in millions)	Amounts Offset in the Statement of Financial Condition (in millions)	Net Amounts Presented in the Statement of Financial Condition (in millions)	Amounts Not Offset in the Statement of Financial Condition (in millions)	Net Amount (in millions)
Assets					
Securities borrowed	$ 2,755	$ (2,755)	$ -	$ -	$ -
Securities purchased under agreements to resell	$ 77,738	$ (45,086)	$ 32,652	$ (32,652)	$ -
Liabilities					
Securities loaned	$ 2,755	$ (2,755)	$ -	$ -	$ -
Securities sold under agreements to repurchase	$ 82,414	$ (45,086)	$ 37,328	$ (37,328)	$ -

7. FAIR VALUE MEASUREMENT

Fair Value of Financial Instruments at Fair Value

In determining fair value, the Company maximizes the use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based

See accompanying notes to the Statement of Financial Condition.

upon market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Financial instruments owned, at fair value, and *Financial instruments sold, not yet purchased, at fair value* include U.S. Government securities that are measured based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. The Company also includes futures which are categorized in Level 1 of the fair value hierarchy. As of June 30, 2024, the Company held a total long position in U.S Treasury securities of $5,849,280,761, which is included in Financial instruments owned, at fair value in the Statement of Financial Condition. As of June 30, 2024, the Company had a total short position in U.S. Treasury securities of $1,087,853,407 and had $1,064,578 of futures contracts, which are included in Financial instruments sold, not yet purchased, at fair value in the Statement of Financial Condition.

There were no transfers into or out of Level 3 during the year.

Fair Value of Financial Instruments Not Recorded at Fair Value

Collateralized transactions include reverse repurchase agreements (securities purchased under agreements to resell) and repurchase agreements (securities sold under agreements to repurchase), and securities borrowed/loaned. These agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be resold/repurchased plus accrued interest. The Company's matched book generally has a maturity of under three months and is collateralized by US Agency mortgage-backed securities and US Treasury securities. Accordingly, the carrying value of reverse repos/repos approximates fair value (categorized as Level 2 of the fair value hierarchy).

Receivable from Parent, Receivables from brokers, dealers, clearing organizations and others, Payables to brokers, dealers, clearing organizations and others and *Accounts payable, accrued expenses and other liabilities* are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These accounts are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

8.   **RISK MANAGEMENT**

The Company's U.S. Treasury and U.S. Agency cash trading portfolio and U.S. Agency mortgage-backed securities and U.S. Treasury securities matched book financing portfolio are managed with a view towards the risk and profitability of the portfolios.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. The Company incurs market risk as a result of trading and client facilitation activities, where most of the Company's Value-at-Risk ("VaR") is generated.

The U.S. Treasury and U.S. Agency cash trading desk is responsible for ensuring that market risk exposures are well managed within agreed limits. The risk management team ensures these risks are measured and closely monitored and are made transparent to senior management. To execute these responsibilities, the risk management team monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's risk systems and applications.

Effective management of market risk requires the ability to analyze complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. The Company continues to monitor the impact of the Federal Reserve Board's dealings with inflation, tightening of monetary policies and related effects on interest rates on the US Government matched book trading and cash trading lines of business.

Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including REITs, broker dealers, hedge funds, banks and other institutional counterparts. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described below.

The Company has a concentration of credit risk with the FICC, an industry clearing organization that becomes the central counterparty to eligible transactions with other FICC members in the reverse repo and repo market.

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties.

The Company employs a comprehensive credit limits framework as one of the primary tools used to evaluate and manage credit risk. The Company's risk management team is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. Credit risk exposure is managed by professionals through a Risk Committee, comprised of senior management across executive management, risk management and the finance department.

9. INCOME TAXES

The components of the Company's DTAs and DTLs as of June 30, 2024, are as follows:

	Federal	State	Total
Deferred tax assets			
Start-up costs	$ 144,000	$ 42,000	$ 186,000
Total	144,000	42,000	186,000
Deferred tax liabilities			
Furniture, equipment, leasehold improvements & software	(55,000)	(4,000)	(59,000)
Total	(55,000)	(4,000)	(59,000)
Net deferred taxes before valuation allowance	89,000	38,000	127,000
Valuation allowance	-	-	-
Net deferred taxes	$ 89,000	$ 38,000	$ 127,000

Management believes it is more likely than not that its full DTA balance will be realized based on the Company's profitability in its prior years and its expected profitability in the next fiscal year and beyond.

The Parent's income tax returns are subject to review and examination by federal, state and local taxing authorities. The Federal, Connecticut and Florida returns for the fiscal years ended June 30, 2021, June 30, 2022, and June 30, 2023, remain open under the statute of limitations. The New York returns for the fiscal years ended June 30, 2018, June 30, 2019, June 30, 2020, June 30, 2021, June 30, 2022, and June 30, 2023, remain open under the statute of limitations. The New Jersey returns for the fiscal years ended June 30, 2020, June 30, 2021, June 30, 2022, and June 30, 2023, remain open under the statute of limitations. The Massachusetts and New York City returns for the fiscal year ended June 30, 2023, remain open under the statute of limitations.

The Company does not have any material unrecognized tax benefits as of June 30, 2024, and does not expect this to significantly change in the next twelve months.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of June 30, 2024:

Furniture and fixtures	$	318,925
Office equipment		499,850
Leasehold improvements		4,863
Software		679,892
Total, at cost		1,503,530
Accumulated depreciation and amortization		(1,110,987)
Total, net	$	392,543

11. COMPENSATION PLAN

The Company maintains a 401(k) plan with a match (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary contributions by the Company and voluntary contributions by the participants.

12. BORROWINGS

In October 2023, the Company terminated its $50 million secured borrowing facility with a multinational retail and commercial bank. In addition, the Company terminated its CCLF facility in October 2023. As a primary dealer with the Fed, the Company may access the New York Fed's Standing Repo Facility ("SRF") which provides primary dealers access to secured funding with the New York Fed. As part of its liquidity planning, the Company would intend to use the SRF as one potential source of liquidity for its CCLF obligation with FICC.

13. STOCKHOLDER'S EQUITY

Contributions of capital are recognized when received. Dividends are recognized when declared. During the year ended June 30, 2024, the Company declared $8,038,094 in dividends, of which $6,038,094 were paid in August 2023. The remaining $2,000,000 of dividends declared were paid in August 2024. The related liability is a component of the net balance due to the Parent which is presented as Payable to Parent in the Statement of Financial Condition as of June 30, 2024. There were no capital contributions during the year ended June 30, 2024.

14. COMMITMENTS AND CONTINGENCIES

In accordance with ASC 842, the Company recognizes right-of-use assets and lease liabilities, which are recognized based on the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates. Right-of-use assets and lease liabilities are recognized in Other assets and

in Accounts payable, accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Operating Leases

The Company maintains office space in Stamford, Connecticut, and Boston, Massachusetts. As of June 30, 2024, the minimum total rental commitments under non-cancelable leases are as follows:

Years Ending June 30,	Rent Commitment
2025	300,756
2026	279,656
2027	264,861
2028	273,314
2029	281,767
Thereafter	265,389
Total undiscounted lease payments	1,665,743
Less: interest	(522,852)
Total Lease liabilities	$ 1,142,891

The office space leases contain free rent and escalating rent payments as indicated in the commitment table above. The Connecticut lease expires on May 31, 2030, and the Massachusetts lease expires on December 31, 2025. The Company has the option to renew all leases. The Connecticut lease includes a renewal option for one term of five years, subject to written notice one year prior to the expiration of the initial lease term and that no event of default has occurred.

Other Off-Balance Sheet Arrangements

In connection with its matched book trading activities, the Company had outstanding commitments to enter into forward starting reverse repos of $11.119 billion and had commitments to enter into forward starting repos of $22.392 billion as of June 30, 2024. Over 98% of these forward starting trades started on July 1, 2024.

Additionally, the Company had $4.559 billion of forward-settling U.S. Government treasury securities purchases that all settled on July 2, 2024.

Clearing Corporation Guarantee

The Company is a member of FICC, a clearing organization that trades and clears securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these

membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

As a member of FICC, the Company is also subject to the Capped Contingency Liquidity Facility ("CCLF"). The CCLF could be triggered by the FICC if the default of a member firm left the FICC with insufficient cash to meet its obligations to non-defaulting members, after exhausting all other liquidity resources. If invoked, the CCLF would require members to enter into overnight reverse repurchase agreements with the FICC to meet FICC's funding requirements. The CCLF commitment is calculated by the FICC based on membership size and trading volumes. The reverse repurchase agreement would mature with interest to the member once the FICC's liquidity resources are sufficient to meet its obligation. Management believes the possibility of a CCLF event to be remote but nonetheless monitors this exposure and incorporates it into daily liquidity management.

15. RELATED PARTY TRANSACTIONS

The Company advances funds to the Parent to assist in paying costs of the Parent, for which it will be reimbursed.

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. As of June 30, 2024, the Company had a net payable to the Parent of $633,036 which is included in Payable to Parent in the Statement of Financial Condition.

16. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At June 30, 2024, the Company's net capital calculated in accordance with Rule 15c3-1 was $145,641,930, which was $145,391,930 in excess of the required net capital of $250,000.

In accordance with SEC Rule 15c3-3, the Company, as a broker-dealer that transacts with customers as part of its cash trading business, is subject to requirements related to maintaining cash or approved securities in a segregated reserve account for the exclusive benefit of its customers. As of June 30, 2024, the Company pledged U.S. treasury securities received as collateral from securities purchased under agreements to resell transactions with a market value of $1,832,569 to the segregated reserve account. At June 30, 2024, the Company did not have any cash on deposit in its segregated reserve bank account.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

17. **SUBSEQUENT EVENTS**

There were no subsequent events to note.

The Company evaluated subsequent events through August 27, 2024, the date the Statement of Financial Condition was issued.

* * * * * *

See accompanying notes to the Statement of Financial Condition.